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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             450 Fifth Street, N.W.
                             Washington, D.C. 20549






                                   REPORT OF
            INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT






                                In respect of its
              US$500,000,000 5% Global Notes due March 28, 2006






                     Filed pursuant to Rule 3 of Regulation BW






                             Dated: March 29, 2001


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         The following information regarding the US$500,000,000 5% Global
Notes due March 28, 2006 (the "Notes") of the International Bank for Reconstruction and Development is being filed pursuant to Rule 3 of Regulation BW. As authorized by Rule 4 of Regulation BW, certain information is provided in the form of a Prospectus (the "Prospectus") for the Bank's Global Debt Issuance Facility (the "Facility"), the most recent version of which (dated October 7, 1997) is already on file with the Securities and Exchange Commission, and in the form of an Information Statement (the "Information Statement"), the most recent version of which (dated September 15, 2000) is already on file with the Securities and Exchange Commission.

     Item 1.  DESCRIPTION OF OBLIGATIONS

         (a) US$500,000,000 5% Global Notes due March 28, 2006. Upon issuance, the Notes will be consolidated and form a single issue with the US$3,500,000,000 5% Global Notes due March 28, 2006 (the "Original Notes"), the report for which is already on file with the Securities and Exchange Commission.

         (b) The interest rate will be 5%, payable semiannually on the 28th of each of March and September, commencing on September 28, 2001 through and including March 28, 2006.

         (c) Maturing March 28, 2006. The maturity of the Notes may be accelerated if the Bank shall default in the payment of the principal of, or interest on, or in the performance of any covenant in respect of a purchase fund or a sinking fund for any bonds, notes (including the Notes) or similar obligations which have been issued, assumed or guaranteed by the Bank, such default shall continue for a period of 90 days, a holder notifies the Bank that it elects to declare the principal of Notes held by it to be due and payable, and all such defaults have not been cured by 30 days after such notice has been delivered. Any such notice shall be accompanied by appropriate proof that the notifying party is a Noteholder.

         (d)  Not applicable.

         (e) Bank's standard negative pledge clause (see Condition 4 on page 22 of the Prospectus).

         (f)  Not applicable.

         (g) No provisions have been made for the amendment or modification of the terms of the obligations by the holders thereof or otherwise.

         (h)  See Prospectus, pages 6-10.

         (i) Federal Reserve Bank of New York, 33 Liberty Street, New York, New York 10045.


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Item 2.  DISTRIBUTION OF OBLIGATIONS

    The Bank will enter into a Terms Agreement with HSBC Securities (USA) Inc., Morgan Stanley & Co. International Limited, and UBS Warburg (collectively, the "Managers"), pursuant to which the Bank will agree to issue, and the Managers will agree to purchase, a principal amount of the Notes aggregating US$500,000,000 at 98.85% of par, less commissions of 0.10%. The Notes will be offered for sale subject to issuance and acceptance by the Managers and subject to prior sale. It is expected that delivery of the Notes will be made on or about April 2, 2001.

    The Terms Agreement provides that the obligations of the Managers are subject to certain conditions, including the continued accuracy of the Bank's representations and warranties set forth in the Bank's Standard Provisions relating to the issuance of notes under the Global Debt Issuance Facility (the "Standard Provisions"), the most recent version of which (dated as of October 7, 1997) is already on file with the Securities and Exchange Commission.

    The Managers propose to offer all the Notes to the public at the public offering price of 98.85%.

Item 3.  DISTRIBUTION SPREAD

              Price to                    Selling Discounts           Proceeds to the
               Public                      and Commissions                 Bank (1)
               ------                      ---------------                 --------
          Per Unit: 98.888%                    0.10%                      98.888%
        Total: US$493,940,000                 US$500,000              US$494,217,778(2)

Item 4.  DISCOUNTS AND COMMISSIONS TO SUB-UNDERWRITERS AND DEALERS

    None

Item 5.  OTHER EXPENSES OF DISTRIBUTION

    As the Notes are offered as part of a continuous series of borrowings under the Facility, precise expense amounts for this transaction are not yet known.

Item 6.  APPLICATION OF PROCEEDS

    The net proceeds will be used in the general operations of the Bank.

Item 7.  EXHIBITS

          None

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(1)  Without deducting expenses of the Bank, which are not yet known.
(2) Total net proceeds include US$277,777.78 of interest accrued from the issue date of the Original Notes to the issue date of the Notes (i.e., the period from March 28, 2001 to April 2, 2001), calculated on a 30/360 day count fraction.